September 24, 2009

Mr. Barry A. Posner
Executive Vice President and General Counsel
BioScrip, Inc.
100 Clearbrook Road
Elmsford, New York 10523

Re: **BioScrip, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 5, 2009
File No. 000-28740
DEF14A
Filed on March 27, 2009
File No. 000-28740

Dear Mr. Posner:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director